SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.      )1

ATLANTIC DATA SERVICES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

048523104

(CUSIP Number)

Robert W. Howe
William H. Gallagher
c/o Atlantic Data Services, Inc.
One Batterymarch Park
Quincy, Massachusetts 02169
(617) 770-3333

Copy To:
Mitchell S. Bloom, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
(617) 248-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 10 Pages)

Page 2 of 10 Pages.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 3 of 10 Pages.

CUSIP No. 048523104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert W. Howe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

2,005,470

	8.	SHARED VOTING POWER

147,330

	9.	SOLE DISPOSITIVE POWER

2,005,470

	10.	SHARED DISPOSITIVE POWER

147,330

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,152,800

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 4 of 10 Pages.

CUSIP No. 048523104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). William H. Gallagher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

2,003,940

	8.	SHARED VOTING POWER

223,860

	9.	SOLE DISPOSITIVE POWER

2,003,940

	10.	SHARED DISPOSITIVE POWER

223,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,227,800

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 10 Pages.

CUSIP No. 048523104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lee M. Kennedy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

1,005,000

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

1,005,000

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,005,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 10 Pages.

     This Schedule 13D is being filed in accordance with Rule 13d-1(e) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), to disclose a change in the purpose of each of Robert W. Howe, William H. Gallagher and Lee M. Kennedy (each a “Reporting Person” and collectively the “Reporting Persons”) with respect to their respective holdings of shares of Common Stock, $.01 par value per share, of Atlantic Data Services, Inc. The Reporting Persons have a Schedule 13G, originally filed on February 11, 1999 and as amended from time to time, on file with the Securities and Exchange Commission (the “SEC”).

     The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) under the Exchange Act.

     The Reporting Persons may be deemed to be a “group,” along with General Atlantic Partners, LLC, a Delaware limited liability company (“GAP”), General Atlantic Partners II, L.P., a Delaware limited partnership (“GAP II”), and GAP Coinvestment Partners, L.P., a New York Limited Partnership (“GAPCO” and, collectively with GAP and GAP II, “General Atlantic”), within the meaning of Section 13(d)(3) of the Act, with respect to the potential transaction described in Item 4 of this Schedule 13D. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person, General Atlantic or any other person.

     GAP, GAP II and GAPCO filed a Schedule 13D with the SEC on June 9, 1998 and Amendment No. 1 thereto on May 6, 2003. David C. Hodgson, a director of the Company, is a managing member of GAP.

Item 1.  Security and Issuer.

     The title of the class of equity securities of Atlantic Data Services, Inc., a Massachusetts corporation (the “Company”), to which this statement relates is the Company’s common stock, par value $.01 per share (the “Common Stock”). The address of the principal executive offices of the Company is One Batterymarch Park, Quincy, Massachusetts 02169.

Item 2.  Identity and Background.

     (a)  This statement is being filed by following individuals: Robert W. Howe, William H. Gallagher and Lee M. Kennedy.

     (b), (c) Robert W. Howe is the Chief Executive Officer and Chairman of the Board of Directors of the Company. William H. Gallagher is the President and Chief Operating Officer of the Company and serves as a director of the Company. The Company provides information technology strategy consulting and systems integration services to customers exclusively in the financial services industry. The business address of each of Mr. Howe and Mr. Gallagher is One Batterymarch Park, Quincy, Massachusetts 02169.

     Lee M. Kennedy is Chairman of Lee Kennedy Co., Inc. and serves as a director of the Company. Lee Kennedy Co., Inc. is a full-service general contractor. Mr. Kennedy’s business address is 1792 Dorchester Avenue, Boston, Massachusetts 02124.

     (d), (e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Page 7 of 10 Pages.

     (f)  Each Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     This statement is not being filed in connection with any sale or purchase of Common Stock by the Reporting Persons. The Reporting Persons are making this filing to provide notice of the preliminary discussions among the Reporting Persons regarding a potential acquisition transaction involving the Company, as further described below in Item 4. If the potential acquisition transaction described below in Item 4 is consummated, the aggregate consideration payable in connection therewith is expected to be paid out of available funds of the Company.

Item 4.  Purpose of Transaction.

     On May 4, 2003, the Board of Directors of the Company formed an independent committee thereof (the “Independent Committee”) after being informed by Robert W. Howe, the Company’s Chairman and Chief Executive Officer, that the Reporting Persons and General Atlantic (collectively, the “Requesting Parties”) had held preliminary discussions regarding a potential proposal to merge the Company with an entity to be formed by the Requesting Parties (“Acquisition Co”).

     After the formation of the Independent Committee on May 4, 2003, Mr. Howe delivered a letter to the Independent Committee on behalf of the Requesting Parties setting forth certain terms of a preliminary expression of interest in a potential transaction between the Company and Acquisition Co (the “Expression of Interest”) with the understanding that the Expression of Interest was merely a preliminary statement of intent and that such Expression of Interest would not constitute a firm proposal or binding offer with respect to any potential transaction. The Expression of Interest is attached as Exhibit 3 hereto.

     Any transaction would most likely be structured as a merger under the laws of the Commonwealth of Massachusetts whereby Acquisition Co would be merged with and into the Company in an all-cash transaction. Upon consummation of any such merger, the Expression of Interest contemplates that each outstanding share of Common Stock (other than the shares held by the various Requesting Parties) would be converted into the right to receive $3.00 in cash. Each outstanding option, warrant or similar right to acquire capital stock of the Company would most likely be terminated upon consummation of any such merger. Immediately following any such merger, all of the outstanding capital stock of the Company, as the surviving company in the merger, would be owned by the Requesting Parties or their respective affiliates. The Requesting Parties intend to use the Company’s cash on hand to fund any potential transaction.

     Consummation of the proposed transaction would be subject to, among other things, (a) negotiation of definitive terms of a merger agreement, (b) receipt by the Independent Committee of a “fairness opinion” from its financial advisors with respect to such transaction, (c) approval and recommendation of such merger agreement and such transaction by the Independent Committee, and (d) approval and adoption of such merger agreement by the Company’s stockholders. The proposed transaction would also be subject to such additional closing conditions as are customary in a transaction of this nature.

     The foregoing description of the Expression of Interest does not purport to be complete and is qualified in its entirety by reference to the complete text of the Expression of Interest attached as Exhibit 3.

     The Reporting Persons are considering various alternative courses of action with respect to the management and ongoing operations of the Company and reserve the right to acquire additional shares of

Page 8 of 10 Pages.

Common Stock or to dispose of all or some of their shares of Common Stock through privately negotiated and/or open market transactions or to pursue other types of strategic transactions involving the Company.

     IMPORTANT INFORMATION: NO STOCKHOLDER APPROVAL OF ANY MERGER INVOLVING THE COMPANY IS BEING SOUGHT. SHOULD THE COMPANY DECIDE TO ENTER INTO A MERGER AGREEMENT, EACH SECURITY HOLDER OF THE COMPANY SHOULD READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. ONCE A FILING IS MADE, SECURITY HOLDERS OF THE COMPANY CAN OBTAIN THE PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV OR FROM THE COMPANY UPON REQUEST.

Item 5.  Interest in Securities of the Issuer.

     (a), (b) With respect to each Reporting Person, the information relating to the amount of shares beneficially owned, the percent of class, and number of shares as to which such person has sole or shared power to vote or direct the vote, or to dispose or to direct the disposition, are incorporated by reference from such Reporting Person’s cover page. The aggregate number of shares beneficially owned by all Reporting Persons covered by this filing, including shares underlying options with the right to acquire beneficial ownership within 60 days, is 5,385,600, or approximately 41.1% of the Company’s outstanding Common Stock. Except as otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

     According to Amendment No. 1 to the Schedule 13D filed by General Atlantic with the SEC on May 6, 2003 (the “GAP 13D”), as of May 6, 2003, GAP, GAP II and GAPCO owned of record no shares of Common Stock, 3,104,080 shares of Common Stock and 21,000 shares of Common Stock, respectively, or approximately 0%, 23.7%, and 0.2%, respectively, of the Company’s issued and outstanding shares of Common Stock. According to the GAP 13D, the general partner of GAP II is GAP. According to the GAP 13D , the managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the “GAP Managing Members”). According to the GAP 13D, the GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO. Mr. Hodgson serves on the Board of Directors of the Company. According to the GAP 13D, the business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Tinsley, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. According to the GAP 13D, the business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. According to the GAP 13D, the business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. According to the GAP 13D, the business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, Virginia 20191. According to the GAP 13D, the business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. According to the GAP 13D, the business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 04862. According to the GAP 13D, Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. According to the GAP 13D, the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. According to the GAP 13D, each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

Page 9 of 10 Pages

     According to the GAP 13D, each of GAP, GAP II and GAPCO may be deemed to own beneficially an aggregate of 3,125,080 shares of Common Stock or 23.9% of the Company’s currently issued and outstanding shares of Common Stock. According to the GAP 13D, each of GAP, GAP II and GAPCO has the shared power to direct the vote and the shared power to direct the disposition of the 3,125,080 shares of Common Stock that may be deemed to be owned beneficially by each of them.

     According to the GAP 13D, none of GAP, GAP II or GAPCO, and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

     The aggregate number of shares beneficially owned by all Reporting Persons covered by this filing and General Atlantic (based on the GAP 13D), including shares underlying options with the right to acquire beneficial ownership within 60 days, is 8,510,600 or approximately 65.0% of the Company’s currently outstanding Common Stock. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by General Atlantic and the other Reporting Persons.

     (c)  No Reporting Person has entered into any transactions involving Common Stock during the past sixty days.

     (d), (e) N/A.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     Mr. Howe delivered the Expression of Interest described in Item 4 above and attached hereto as Exhibit 3 to the Independent Committee on May 4, 2003.

     Lee M. Kennedy holds a fully-vested and exercisable option to acquire 5,000 shares of the Company’s Common Stock, which was granted to him in connection with his service as a director of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit No	Exhibit Name

1.	Joint Reporting Agreement.
2.	Power of Attorney.
3.	Expression of Interest dated May 4, 2003.

Page 10 of 10 Pages.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 8, 2003

/s/ Robert W. Howe Robert W. Howe

/s/ William H. Gallagher William H. Gallagher

/s/ Lee M. Kennedy Lee M. Kennedy